July 8, 2019
Via E-mail
Konstantinos Konstantakopoulos
Chief Executive Officer
Costamare Inc.
7 rue de Gabian
MC 98000 Monaco

       Re:     Costamare Inc.
               Form 20-F for the Fiscal Year Ended December 31, 2018 Filed March 7, 2019
               File No. 1-34934

Dear Mr. Konstantakopoulos:

        We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Risk Factors, page 3
Our vessels may call on ports located in countries that are subject to restrictions..., page 29

   1. You do not provide information about port calls to Sudan. Publicly available information about some of the companies you identify as charterers indicates that those companies have offices in, and shipping routes that include, Sudan. Sudan is designated by the U.S.
      Department of State as a state sponsor of terrorism, and it is subject to U.S. export controls.
      Please describe to us the nature and extent of any past, current, and anticipated contacts with
      Sudan during the past three fiscal years and the subsequent interim period, including contacts with Sudan's' government, whether through subsidiaries, charterers, affiliates, or other direct or indirect arrangements. Discuss for us the materiality of any such contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan for the last three fiscal years and the subsequent interim period.
 Konstantinos Konstantakopoulos
Costamare Inc.
July 8, 2019
Page 2

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In responding to our comments, please provide a written statement from the company acknowledging that:

         the company is responsible for the adequacy and accuracy of the disclosure in the filing;

         staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-
3470 if you have any questions about the comments or our review.

                                                             Sincerely,

                                                             /s/ Cecilia Blye

                                                             Cecilia Blye,
Chief
                                                             Office of Global
Security Risk

cc:      C. Scott Bennett, Esq.
         Cravath, Swaine & Moore LLP

         Anne Parker
         Assistant Director